UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K/A
Amendment No. 1
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE AS OF 1934
For November 24, 2008
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

EXPLANATORY NOTE
          This Amendment No. 1 (“Amendment No. 1”) to the Report on Form 6-K, as filed with the Securities and Exchange Commission on November 25, 2008 (the “Original 6-K”), amends and restates the Original 6-K in its entirety to clarify certain disclosure regarding the control of Sify Communications Limited.
          On November 24, 2008, Sify Technologies Limited (the “Company”) filed a press release announcing that the Board of Directors of the Company has determined to proceed with the merger of Sify Communications Limited, a majority-owned subsidiary of the Company, with and into the Company (the “Merger”). On August 20, 2008, the Company had announced that it was deferring the consummation of the Merger. The Merger remains subject to the approval of the High Court of Madras. Infinity Satcom Universal Private Limited (“Infinity Satcom”), an Indian entity, is a minority stockholder of Sify Communications Limited. Infinity Satcom is controlled by Mr. Ananda Raju Vegesna, the Executive Director of the Company. Ananda Raju Vegesna is the brother of Mr. Raju Vegesna, the Chief Executive Officer and Managing Director of the Company.
          Exhibit 99.1 to the Original 6-K is hereby incorporated by reference to this Amendment No. 1 from the Original 6-K. No changes, in any respect, were made to Exhibit 99.1 as filed with the Original 6-K.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 27, 2008

SIFY TECHNOLOGIES LIMITED
By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
	Title:	Chief Financial Officer